HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

Date: 26 September 2006

Office of International Corporate Fin[redacted]
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

BY AIRMAIL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith a copy of the announcement of the Company dated 25 September 2006 in relation to the result of the special general meeting for filing under the ISIN US 41068T2087.

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

p.p. Florence Kam
Company Secretary
/vw
Encl.

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Tel: (852) 2372-0722 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

RESULT OF THE SPECIAL GENERAL MEETING

The Board is pleased to announce that, at the SGM held on 25 September 2006, the ordinary resolution approving, inter alia, (i) the transactions contemplated under the Subscription Agreements including the issue of the Hanny Notes and the Conversion Shares which fall to be issued and allotted on exercise of conversion rights attached to the Hanny Notes; (ii) the CEL Note Subscription; and (iii) the Deemed Disposal was duly passed by way of a poll.

References were made to the joint announcements dated 6 July 2006, 27 July 2006, 2 August 2006 and 28 August 2006 issued by Hanny Holdings Limited (the "Company") and ITC Corporation Limited; and the circular of the Company dated 8 September 2006 (the "Circular"). Terms used herein shall have the same meanings as those defined in the Circular unless otherwise stated.

The SGM was held on 25 September 2006 to consider and, if thought fit, approve the ordinary resolution (the "Resolution") in relation to, inter alia, (i) the transactions contemplated under the Subscription Agreements including the issue of the Hanny Notes and the Conversion Shares which fall to be issued and allotted on exercise of conversion rights attached to the Hanny Notes; (ii) the CEL Note Subscription; and (iii) the Deemed Disposal.

The board of directors of the Company (the "Board") is pleased to announce that the Resolution was duly passed at the SGM held on 25 September 2006. As at the date of the SGM, the total number of Shares in issue was 250,455,069 Shares. As stated in the Circular, (i) ITC and its Concert Parties (including Dr. Chan) and their respective associates; (ii) the Vendor and his associates; and (iii) those involved in or interested in the transactions contemplated under the Subscription Agreements and the CEL Note Subscription, who in aggregate held 96,584,001 Shares as at the date of the SGM (representing approximately 38.56% of the total issued Shares) according to the Company's record, were required to and did abstain from voting on the Resolution. Accordingly, a total of 153,871,068 Shares (representing approximately 61.44% of the total issued Shares) were held by the Shareholders entitled to attend and vote at the SGM to approve the Resolution. No Shareholder was entitled to attend but was required to vote only against the Resolution at the SGM.

Set out below is the result of the voting taken on a poll at the SGM:

	Number of Shares voted *(Approximate %)*	
	For	**Against**
Resolution	62,802,695 (99.77%)	144,500 (0.23%)

Accordingly, the Resolution was duly passed by way of poll at the SGM. Secretaries Limited, the branch share registrar of the Company in Hong Kong, was appointed to act as the scrutineer for the vote-taking at the SGM.

As at the date of this announcement, the Board comprises:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

By order of the Board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 25 September 2006

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

錦興集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號:275)

股東特別大會之結果

董事會欣然宣佈,關於批准(其中包括)(i)認購協議項下擬進行之交易(包括發行錦興票據及因行使錦興票據所附之兑換權而須予發行及配發之兑換股份);(ii) CEL票據認購事項;及(iii)視作出售事項之普通決議案已於二零零六年九月二十五日舉行之股東特別大會上透過票數投票表決方式獲正式通過。

謹此提述由錦興集團有限公司(「本公司」)及德祥企業集團有限公司刊發日期為二零零六年七月六日、二零零六年七月二十七日、二零零六年八月二日及二零零六年八月二十八日之聯合公佈;及本公司日期為二零零六年九月八日之通函(「該通函」)。除另有所指外,本公佈所採用之詞彙與該通函所界定者具有相同涵義。

股東特別大會已於二零零六年九月二十五日舉行,以考慮並酌情通過有關(其中包括)(i)認購協議項下擬進行之交易(包括發行錦興票據及因行使錦興票據所附之兑換權而須予發行及配發之兑換股份);(ii) CEL票據認購事項;及(iii)視作出售事項之普通決議案(「決議案」)。

本公司董事會(「董事會」)欣然宣佈決議案已於二零零六年九月二十五日舉行之股東特別大會上獲正式通過。於股東特別大會當日,已發行股份總數為250,455,069股。誠如該通函所述,(i)德祥及其一致行動人士(包括陳博士)及彼等各自之聯繫人;(ii)賣方及其聯繫人;及(iii)涉及或在根據認購協議及CEL票據認購事項項下擬進行的交易中擁有權益的人士,必須及已就決議案放棄投票(根據本公司之記錄,彼等於股東特別大會當日合共持有96,584,001股股份,佔已發行股份總數約38.56%)。因此,共有153,871,068股股份(佔已發行股份總數約61.44%)乃由有權出席股東特別大會並於會上投票批准決議案之股東持有。概無股東有權出席股東特別大會而須於會上僅投票反對決議案。

以下載列於股東特別大會上以票數投票表決方式表決之結果:

	已投票之股份數目(概約%)	
	贊成	**反對**
決議案	62,802,695 (99.77%)	144,500 (0.23%)

因此,決議案已於股東特別大會上以票數投票表決方式獲正式通過。本公司之香港股份過戶登記分處秘書商業服務有限公司已獲委任為監票人,於股東特別大會上進行點票。

於本公佈日期,董事會包括以下成員:

執行董事:
陳國強博士(主席)
Yap, Allan博士(董事總經理)
呂兆泉先生(副董事總經理)

獨立非執行董事:
郭嘉立先生
黃景霖先生
冼志輝先生

承董事會命
錦興集團有限公司
主席
陳國強博士

香港,二零零六年九月二十五日

* 僅供識別